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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 9)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         HALLWOOD ENERGY CORPORATION
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                                (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                  805575206
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                                 (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                               (214) 855-4500
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                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                     OCTOBER 26, 1995 - OCTOBER 30, 1995
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)
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CUSIP No. 805575206

         1 .     Name of Reporting Person and S.S. or I.R.S. Identification
                 Nos. of Persons: The Hallwood Group Incorporated     51-0261339
                                  ----------------------------------------------

         2.      Check the Appropriate Box if a Member of a Group  (See
                 Instructions) (a) [ ]           (b) [ ]

         3.      SEC Use Only
                              --------------------------------------------------

         4.      Source of Funds (See instructions)            WC
                                                    ----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.      Citizenship or Place of Organization     Delaware
                                                      --------------------------

                                     7.      Sole Voting Power          621,791*
          Number of Units                                               --------
          Beneficially Owned         8.      Shared Voting Power            0
          Each Reporting Person                                         --------
          Person With                9.      Sole Dispositive Power     621,791*
                                                                        --------
                                    10.      Shared Dispositive Power       0
                                                                        --------
         11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                          621,791*
                 ---------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

         13.     Percent of Class Represented by Amount in Row 11.
                                           78.5%*
                 ---------------------------------------------------------------

         14.     Type of Reporting Person (See Instructions):
                                            CO
                 ---------------------------------------------------------------

_________________
         * Assumes the conversion of 356,000 shares of Series E Preferred Stock of the Company owned by The Hallwood Group Incorporated.





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                                  Schedule 13D

         This Amendment No. 9 to Schedule 13D amends the Schedule 13D, filed January 17, 1985, by The Hallwood Group Incorporated, a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.          SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the Hallwood Energy Corporation (the "Company"). The address of the principal offices of the Company is 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

ITEM 2.          IDENTITY AND BACKGROUND.

         (a)     Name:

                          The person on whose behalf this statement is filed is
                 The Hallwood Group Incorporated, a Delaware corporation ("Hallwood").

                          Hallwood's Board of Directors consists of Anthony J.
                 Gumbiner, Brian M. Troup, Robert L. Lynch, Charles A. Crocco, Jr. and J. Thomas Talbot. Hallwood's officers are: Anthony
                 J. Gumbiner, Chairman of the Board of Directors and Chief Executive Officer; Brian M. Troup, President and Chief Operating Officer; William L. Guzzetti, Executive Vice President; Melvin J. Melle, Vice President, Chief Financial Officer and Secretary; and Joseph T. Koenig, Assistant Vice President and Treasurer. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons") identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

         (b)     Business address:

                          The address of the principal office of Hallwood is
                 3710 Rawlins, Suite 1500, Dallas, Texas 75219. All of the Instruction C Persons can be contacted at this address.

         (c)     Principal business:

                          Hallwood is a diversified holding company comprised
                 of three divisions operating in five business segments: real estate, energy, textile products, hotels and investments in associated companies.





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                          Anthony J. Gumbiner is Chairman of the Board of
                 Directors, Chief Executive Officer and a director of Hallwood, Chairman of the Board of Directors, Chief Executive Officer and a director of the Company, a director of Hallwood Holdings S.A. ("HHSA"), and a director of ShowBiz Pizza Time, Inc. ("ShowBiz"), Hallwood Consolidated Resources Corporation ("HCRC") and Hallwood Realty Corporation ("HRC"), which is the general partner of Hallwood Realty Partners, L.P. ("HRP").

                          William L. Guzzetti is President, Chief Operating
                 Officer and a director of the Company, Executive Vice President of Hallwood, President and director of HRC, and President and director of HCRC.

                          Brian M. Troup is President, Chief Operating Officer
                 and a director of Hallwood, a director of HHSA, and a director of the Company, ShowBiz, HCRC and HRC.

                          Robert L. Lynch is Vice Chairman and a director of
                 Hallwood, a director of ShowBiz, and Chairman of the Board and Chief Executive Officer of Perpetual Storage, Inc.

                          Charles A. Crocco, Jr. is a director of Hallwood,
                 First Banks America, Inc. and ShowBiz, and is a shareholder in the law firm of Crocco & DeMaio, P.C.

                          J. Thomas Talbot is a director of Hallwood, Fidelity
                 National Financial, Inc., ShowBiz, Hemetter Enterprises, Inc., The Baldwin Company and Koll Real Estate Group. Mr. Talbot is a partner of Shaw & Talbot and Pacific Management Group and is the owner of The Talbot Company.

                          Melvin J. Melle is Vice President, Chief Financial
                 Officer and Secretary of Hallwood.

                          Joseph T. Koenig is Assistant Vice President and
                 Treasurer of Hallwood.

         (d)     Criminal convictions:

                          None of the persons providing information in this
                 statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

         (e)     Civil proceedings:

                          None of the persons providing information in this
                 statement have been subject to a judgment, decree or final order enjoining future violations of or





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                 mandating activities subject to federal securities laws or finding any violation with respect to such laws.

         (f) Hallwood is a Delaware corporation with its principal business offices at the address given above. Messrs. Gumbiner and Troup are citizens of the U.K. Messrs. Guzzetti, Lynch, Crocco, Talbot, Melle and Koenig are citizens of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                          Hallwood purchased 25,186 shares of the Company's
                 Common Stock for an aggregate purchase price of $415,627.50. Such purchase price was paid with funds from Hallwood's working capital.

ITEM 4.          PURPOSE OF TRANSACTIONS.

                          Hallwood intends to own approximately 80% of the
                 Company's Common Stock in order to enable the Company to be consolidated with Hallwood for federal income tax purposes. Hallwood has no other plans or proposals with respect to the Company required to be reported pursuant to this Item.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this filing and assuming the conversion of 356,000 shares of Series E Preferred Stock of the Company owned by Hallwood, Hallwood owns 621,791 shares (the "Shares") of the Common Stock of the Company, representing approximately 78.5% of the shares of Common Stock outstanding on August 11, 1995, as reported in the Company's Form 10-Q for the quarter ended June 30, 1995 (the "Outstanding Common Stock"). Except for William L. Guzzetti, none of the Instruction C Persons own Common Stock. Mr. Guzzetti owns 285 shares of Common Stock, representing less than 1.0% of the Outstanding Common Stock.

         (b) Hallwood has sole voting and dispositive power over the Shares. William L. Guzzetti has sole voting and dispositive power over the 285 shares of Common Stock he owns.

         (c) Hallwood purchased 5,500 shares, 5,309 shares and 14,377 shares of Common Stock on October 26, 1995, October 27, 1995 and October 30, 1995, respectively. Each purchase was at a per share price of $16.50 and was effected in an open market transaction.

         (d)     Not applicable.





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         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Hallwood entered into a Settlement Agreement dated April 14, 1994 with HRP and Smith Barney Shearson Holding Inc. ("Smith Barney") pursuant to which Hallwood agreed to deliver a note (the "Note") in the principal amount of $1.5 million from Hallwood to the agent for the plaintiffs in the litigation styled Equitec Roll-up Litigation, No. C-90-2064 CAL, in the United States District Court, Northern District of California. The Note was issued in connection with the settlement of this litigation, and was guaranteed as to payment by Smith Barney. Hallwood agreed to reimburse Smith Barney for any payments Smith Barney is required to make pursuant to the guaranty and has granted Smith Barney a security interest in 187,500 shares of Common Stock of the Company to secure this reimbursement agreement. Hallwood agreed to maintain a 150% value-to-loan ratio throughout the term of the Note, and agreed to grant a security interest in additional shares of Common Stock of the Company held or acquired by Hallwood if necessary to maintain this ratio.

ITEM 7.          MATERIALS FILED AS EXHIBITS.

                 Not applicable.

                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 7, 1995                          THE HALLWOOD GROUP INCORPORATED


                                        By:      /s/ Melvin J. Melle
                                                 -------------------------------
                                                 Melvin J. Melle
                                                 Vice President, Chief
                                                 Financial Officer and
                                                 Secretary





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